Exhibit 99.1

A.P. Pharma Logo

News Release

            A.P. PHARMA REPORTS FIRST QUARTER RESULTS
  - Human clinical trials underway with two product candidates -

REDWOOD CITY, Calif. (April 28, 2004) - A.P. Pharma, Inc.
(NASDAQ NM: APPA), a specialty pharmaceutical company, today reported financial results for the three months ended March 31, 2004.

Current and Financial Highlights
--------------------------------

*	A Phase 2 human clinical trial is ongoing with APF112 for the treatment of post-surgical pain.
*	Pre-clinical studies with APF530 for the treatment of
chemotherapy-induced nausea and vomiting (CINV) are completed.
*	A Phase 1 human clinical trial is underway in the U.K. with
APF530 for the treatment of CINV.
*	First quarter 2004 royalty income increased by 12% to $1.2
million, reflecting sales growth in both Retin-A Micro(R) and
Carac(TM).
*	A study conducted at MIT indicating a Biochronomer(TM)
formulation could advance DNA vaccine usage against viral
infections and cancers was reported in the February 2004 issue of Nature Materials.
*	Net cash burn for the first quarter of 2004 was $1.7 million.
*	Cash, cash equivalents and short-term investments were $7.7
million at March 31, 2004.

Financial Results
-----------------

The Company reported royalties for the first quarter of 2004 of $1,154,000, compared with $1,032,000 for the first quarter of 2003. Royalties on sales of Retin-A Micro grew by 16% over the first quarter of 2003 and royalties on sales of Carac grew by 4% over the first quarter of 2003. Total revenues for the first quarter of 2004 increased 7% to $1,180,000 compared with $1,106,000 in the comparable year-ago period. Royalties represented 98% of total revenues in the first quarter of 2004, compared with 93% of total revenues in the first quarter of 2003.

Research and development expense for the first quarter of 2004 increased by $833,000 or 38% to $3,035,000, reflecting the costs of clinical and pre-clinical studies on two product candidates incorporating the Company's proprietary Biochronomer bioerodible drug delivery system.

Part 2 of the Phase 2 human clinical study using APF112 for the treatment of post-surgical pain is ongoing. The product is designed to provide pain relief for a sustained period of time following surgery, and to reduce or eliminate the need for opioid-like products. APF112 contains the local anesthetic mepivacaine and has been shown in Part 1 of the Phase 2 clinical study to sustain blood drug levels for up to 72 hours. Wound healing in all patients was observed to be normal and no adverse events were reported. The second part of the Phase 2 trial is a 90-patient blinded study comparing two doses of APF112 with current standard treatments for post-surgical pain. The end points for the trial include a visual analog score of pain intensity, the standard means of measuring pain, and reduction in use of opioid-type medication by patients.

The Company also completed pre-clinical studies and has initiated a Phase 1 human clinical trial in the U.K. using APF530 for the treatment of chemotherapy-induced nausea and vomiting. APF530 contains the anti-emetic granisetron, and is designed to provide three to five days of continuous relief from chemotherapy-induced nausea and vomiting following a single subcutaneous injection.

The loss from continuing operations in the first quarter of 2004 was $2,550,000, compared with a loss from continuing operations in the first quarter of 2003 of $1,798,000. The gain on disposition of discontinued operations in the first quarter of 2003 represents the net gain on the sale of the Company's
Analytical Standards division.

Conference Call Information
---------------------------

Management will be hosting an investment community conference call beginning at 11:00 a.m. Eastern Time (8:00 a.m. Pacific
Time) today, April 28, 2004, to discuss this announcement and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S., or (706) 634-1287 from outside the U.S. A telephone replay will be available for 48 hours by dialing
(800) 642-1687 from the U.S., or (706) 645-9291 from outside the
U.S., and entering reservation number 6968039.

Individuals interested in listening to the conference call via the Internet may do so by visiting www.appharma.com. A replay will be available on the Company's Web site for 30 days.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial target areas of application for the Company's drug delivery technology include pain management, anti-nausea, inflammation, oncology and ophthalmology applications. The Company's product development programs are funded by royalties from topical products currently marketed by pharmaceutical partners, by proceeds from the divestitures of its cosmeceutical and analytical standards product lines and by fees it receives from collaborative partners. For further information visit the Company's Web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                      Company Contact:
----------------------------                      ----------------
Lippert/Heilshorn & Associates                     Gordon Sangster
Zachary Bryant (zbryant@lhai.com)          Chief Financial Officer
Jody Cain (jcain@lhai.com)                          (650) 366-2626
Bruce Voss (bvoss@lhai.com)
(310) 691-7100
                      (Financial tables follow)




                     A.P. PHARMA, INC.
                 Income Statement Highlights
             (in thousands, except per share data)
                       (Unaudited)

                                       Three Months Ended
                                     March 31,       March 31,
                                       2004            2003
                                     ---------       ---------
Royalties                            $ 1,154         $ 1,032
Contract Revenues                         26              74
                                      ------          ------
     Total Revenues                    1,180           1,106

Operating Expenses:
  Research & Development               3,035           2,202
  General & Administrative               724             778
                                      ------          ------

     Total Operating Expenses          3,759           2,980


Operating Loss                        (2,579)         (1,874)

Interest and Other, Net                   29              76
                                      ------          ------

Loss from Continuing Operations       (2,550)         (1,798)

Loss from Discontinued Operations        (50)            (54)

Gain on Disposition of
 Discontinued Operations                   1           1,886
                                      ------          ------

Net Income (Loss)                    $(2,599)        $    34
                                      ======          ======

Basic and Diluted Earnings (Loss)
 Per Share:
  Loss from Continuing Operations    $ (0.12)        $ (0.09)
                                      ======          ======

  Net Income (Loss)                  $ (0.13)        $  0.00
                                      ======          ======

Shares used in Calculating
 Earnings (Loss) Per Share:
  Basic                               20,653          20,475
                                      ======          ======

  Diluted                             20,653          20,516
                                      ======          ======


                         A.P. PHARMA, INC.
                      Balance Sheet Highlights
                          (in thousands)

                            March 31, 2004
                             (Unaudited)       December 31, 2003
                            --------------     -----------------
Assets

Cash, Cash Equivalents and
 Marketable Securities           $ 7,744            $ 9,484
Accounts Receivable, Net           1,466              1,340
Other Current Assets                 421                434
                                  ------             ------

Total Current Assets               9,631             11,258

Property, Plant & Equipment, Net   1,349              1,430
Other Non-Current Assets             287                467
                                  ------             ------
Total Assets                     $11,267            $13,155

Liabilities and Stockholders'
 Equity

Current Liabilities              $ 2,519            $ 1,892
Stockholders' Equity               8,748             11,263
                                  ------             ------

Total Liabilities and
 Stockholders' Equity            $11,267            $13,155
                                  ======             ======